Exhibit 99.2

GERDAU
Shape the future

GERDAU S.A.
Tax ID (CNPJ/MF): 33.611.500/0001-19

METALÚRGICA GERDAU S.A.
Tax ID (CNPJ/MF): 92.690.783/0001-09

MATERIAL FACT

Gerdau S.A. and Metalúrgica Gerdau S.A. ("Companies"), pursuant to CVM Instruction 358/2002, as amended, hereby informs its shareholders and the market, complementing the Material Fact notices dated March 24, 2020 and April 3, 2020, on the spread of Covid-19 in the various countries in which the Companies operate.

In the Brazil BD, the electric arc furnaces resumed production during April. Blast Furnace 2 in Ouro Branco, MG remains shutdown, and is expected to resume production in the middle of the year. The stoppage model adopted by Gerdau enables the blast furnace to be restarted with no material costs.

In the North America BD, the mills continue to operate normally, with production levels adjusted gradually in accordance with the decline in demand observed in the industry. The construction industry continues to show healthy demand.

In the Special Steel BD, in Brazil and the United States, scheduled shutdowns were carried out at the various electric arc furnaces and rolling mills, in accordance with the current level of inventories and the demand required by each client. Note that the automotive industries in the two countries declared collective leave during April and are gradually resuming their operations.

In the South America BD, the operations in Argentina and Uruguay are gradually restarting their operations. In Peru, operations remain suspended due to the decision taken by the federal government, which declared a national state of emergency that included the suspension of deliveries to clients.

Note that 70% of Gerdau's installed capacity is composed of electric arc furnaces, which offer greater operational flexibility than blast furnaces.

In accordance with CVM Instructions 358/02 and 480/09 Gerdau S.A. informs that, on May 5, it approved its investment plan review for fiscal year 2020 in view of the market uncertainties.

Accordingly, the capital expenditures for 2020 are being cautiously postponed globally. The capital expenditure estimate for 2020 was revised downwards from R$ 2.6 billion to R$ 1.6 billion. As a result, the capital expenditure estimate for the period 2019-21 was decreased to R$ 6 billion from the original R$ 7 billion.



1,746
525
424
797
2019
1,609
367
281
961
2020E*
2,637
912
593
1,132
2021E*
General maintenance
Ouro Branco Maintenance
Technological expansion and updating

* Estimated Information

The restated version of item 11 of its Brazilian Reference Form (“Formulário de Referência”) will be presented by the Companies, within the period envisaged in CVM Instruction 480, of December 7, 2009, as amended. Companies further clarify that the data disclosed in this document are merely estimates, in other words, hypothetical inform that in no way should be construed as a promise of performance. The projections presented are subject to market factors that are beyond the control of the Companies, and as such may suffer further revisions. To Gerdau, nothing is more important than people’s lives. Companies will keep the market informed of any new material information. São Paulo, May 6, 2020 Harley Lorentz Scardoelli Executive Vice President Investor Relations Officer